Exhibit 99.22

Date: May 15, 2017	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: LITHIUM AMERICAS CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	June 27, 2017
Record Date for Voting (if applicable) :	June 27, 2017
Beneficial Ownership Determination Date :	June 27, 2017
Meeting Date :	August 14, 2017
Meeting Location (if available) :	1100 - 355 Burrard Street,
Vancouver, BC, V6G 2G8
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	53680Q108	CA53680Q1081

Sincerely,

Computershare

Agent for LITHIUM AMERICAS CORP.